UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-33926

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
P. O. Box 1636
Silsbee, Texas 77656
(Full title of the plan and the address of the plan)

TRECORA RESOURCES
(Name of issuer of the securities held pursuant to the plan)

1650 Hwy 6 South, Suite 190
 Sugar Land, Texas 77478
 (Address of issuer's principal executive office)

REQUIRED INFORMATION
Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information", this Annual Report on Form 11-K for the year ended December 31, 2016, consists of the audited financial statements of the Texas Oil and Chemical Co. II, Inc. 401(K) Plan (the "Plan") for the year ended December 31, 2016, and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information", the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

TEXAS OIL AND CHEMICAL CO. II, INC.
401(K) PLAN

Index
Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements	4-15

Supplementary Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	16

Signature	17

Exhibits	18

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

 Report of Independent Registered Public Accounting Firm

To the Participants, Trustees and Audit Committee
Texas Oil and Chemical Co. II, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Texas Oil & Chemical Co. II, Inc. Employee 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements and underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKM Sowan Horan, LLP

Addison, Texas
June 28, 2017

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments - at fair value (Note 5)	$24,854,765	$21,151,493
Notes receivable from participants	960,271	878,271
Employee contribution receivable	43,412	35,222
Employer contribution receivable	32,942	28,697

Net assets available for benefits	$25,891,390	$22,093,683

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,950,074
Dividend and interest income	74,726
2,024,800

Contributions:
Participant contributions	1,654,267
Employer contributions	1,206,003
Rollover contributions	249,178
3,109,448

Total additions	5,134,248

Deductions from net assets attributed to:
Benefits paid to participants	1,322,413
Administrative expenses	14,128

Total deductions	1,336,541

Net increase	3,797,707

Net assets available for benefits:
Beginning of year	22,093,683

End of year	$25,891,390

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan

The Plan is a defined contribution plan sponsored by Texas Oil & Chemical Co. II, Inc. (the "Company").  The Company is a wholly owned subsidiary of Trecora Resources which trades on the New York Stock Exchange under ticker symbol TREC.  The following provides only general information and participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan, which became effective on September 1, 1978, as amended and restated effective January 1, 2015, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC").   The 2015 amendment restated the plan defining it as an enhanced safe harbor plan.  New employees shall become a participant on the entry date coincident with or following the completion of six months of service.

Employee Contributions

Participants may contribute up to 100% of their compensation, as defined.  Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.  Participants' salary deferral contributions are subject to IRC limitations which was $18,000 in 2016.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year. Effective January 1, 2015, the Plan automatically enrolls all newly eligible participants into the Plan at a 3% deferral rate.

Employer Contributions

The Company makes matching contributions equal to 100% of the participant's deferral up to the first 6% of the participant's eligible compensation.  In addition, each year the Company may, at its discretion, make a profit-sharing contribution for the plan year not to exceed certain limitations prescribed by the IRC.  The Company did not make a profit-sharing contribution for the year ended December 31, 2016.

Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching and profit sharing contributions, Plan earnings or losses on the account, an allocation of the Company's discretionary contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and rollover accounts, plus actual earnings thereon.  Effective January 1, 2015, vesting in the Company's matching contributions is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2 or more	100%

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Company matching contributions remitted to the Plan in 2014 or before are subject to a 6 year vesting schedule.

Vesting in the Company's profit sharing contributions, if any, is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Administrative Expenses

In accordance with the Plan, administrative expenses may be paid out of the Plan unless paid by the Company.

Participant Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in various investment options offered by the Plan.  The Plan currently offers shares of pooled separate accounts, guaranteed interest accounts, mutual funds and common stock of Trecora Resources as investment options for participants.  Participants can change their investment options daily.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, minus the highest outstanding note receivable balance during the immediate preceding twelve months.  The notes receivable are secured by the balance in the participant's account.  All notes are considered a directed investment from the participant's Plan account with all principal and interest credited to the participant's account. A maximum of one loan outstanding is allowed per participant at a time. Each loan shall bear a reasonable fixed rate of interest to be determined by the Administrator.  Interest rates ranged from 5.25% to5.75% as of December 31, 2016 and 2015.   Notes receivable are to be repaid within five years.  Principal and interest is paid ratably through periodic payroll deductions.

Notes receivable are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.  Participant loans are considered delinquent if any payment or principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Payment of Benefits

Upon termination of service, the participant or their beneficiary has the option to choose a lump sum payment, installment payment, or to purchase an annuity equal to the value of the participant's vested interest in his or her account.  Participants that reach the age of 70 ½ are required to take a minimum distribution from their account.
Forfeitures

Forfeitures can be used to reduce future employer contributions or to pay administrative expenses.  The Plan used approximately $28,000 and $17,000 of non-vested amounts to reduce current year employer contributions and pay administrative expenses, respectively, in the current year.  See Note 4.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Trecora Resources shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants' shares for which instructions have not been given by a participant.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period.   Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure fair value of investments.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as, held during the year.

TEXAS OIL & CHEMICAL CO. II, INC. EMPLOYEE 401(K) PLAN
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Benefits Paid to Participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.

Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Asset Management Fees

Plan participants are charged for asset management fees based on fund balances.  Asset management fees are accrued daily by the Trustee based on participant balances in each fund and are included in net appreciation.

Subsequent Events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.  The accompanying financial statements consider events through June 28, 2017, the date which the financial statements were issued.
Note 3 – Recent Accounting Pronouncements

In July 2015 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I - Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient ("ASU 2015-12"). ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Upon adoption of ASU 2015-12, plans are no longer required to:
•	Disaggregate investments by nature, risk and characteristics;
•	Disclose individual investments that represent five percent or more of net assets available for benefits; or
•	Disclose net appreciation or depreciation for investments by general type.
The Plan elected to early adopt ASU 2015-12 effective December 31, 2015.
In May 2015 the FASB issued Accounting Standard Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)  ("ASU 2015-07"). ASU 2015-07 eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in FASB's fair value measurement guidance. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 effective December 31, 2015 (Note 5).

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2016	2015
Net assets:
Forfeiture account	$49	$468

Year Ended
December 31, 2016
Changes in net assets:
Forfeitures relating to current year activities	$27,946
Forfeitures used for current year employer contributions	(24,310)
Forfeitures used to pay administrative expenses	(4,176)
Earnings	121
$(419)

Note 5 - Fair Value Measurements

Financial Accounting Standards Board Statement Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") establishes a framework for measuring fair value.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements (Continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Employer security:  Valued at the closing price reported on the active market on which the individual security is traded.

Guaranteed interest contracts:  Fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates.

Mutual funds: Valued at the closing price reported on the active market on which the Fund is traded.

Separate accounts :  Valued at the net asset value ("NAV") of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total

Employer securities (Note 7)	$5,530,821	$-	$-	$5,530,821
Guaranteed interest contracts	-	-	1,573,119	1,573,119
Mutual funds	811,883	-	-	811,883
Total assets in the fair value hierarchy	$6,342,704	$-	$1,573,119	$7,915,823
Separate accounts measured at NAV (a)				16,938,942
				$24,854,765

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total

Employer securities (Note 7)	$4,523,109	$-	$-	$4,523,109
Guaranteed interest contracts	-	-	1,326,731	1,326,731
Mutual funds	832,039	-	-	832,039
Total assets in the fair value hierarchy	$5,355,148	$-	$1,326,731	$6,681,879
Separate accounts measured at NAV (a)				14,469,614
				$21,151,493

(a)
In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of their fair value hierarchy to the Statement of Net Assets Available for Benefits.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets, Guaranteed Interest Contracts, for the years ended December 31, 2016 and 2015.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$1,326,731	$1,207,584
Total gains	11,758	960
Purchases	421,979	418,710
Issuances, Settlements	(187,349)	(300,523)

Balance, end of year	$1,573,119	$1,326,731

Quantitative Information about Significant Unobservable Inputs Used in Level III Fair Value Measurements
The following table, as of December 31, 2016, and 2015, represents the Plan's Level III financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the range of values for those inputs.
Description	Fair Value 12/31/16	Fair Value 12/31/15	Valuation Techniques	Unobservable Inputs	Input Values
Guaranteed Interest Account	$1,573,119	$1,326,731	Discounted Cash Flow	Risk-adjusted discount rate applied	Approximately 1%

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA, as amended.  In the event of plan termination, participants will become 100% vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 7 - Related-Party Transactions

The Plan owned 399,337 and 365,061 shares of Trecora Resources (Note 1) common stock valued at $5,530,821 and $4,523,109 at December 31, 2016, and 2015, respectively.

Certain plan investments in shares of pooled separate accounts and guaranteed interest contracts are managed by Principal Insurance Company and qualifying employer securities are held by Principal Trust Company. Principal Insurance Company and Principal Trust Company are also the trustees, custodians and record keepers as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 8 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 13, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC.   Plan management believes that the Plan is currently designed and being operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not, would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 9 – Net Asset Value (NAV) Per Share

Investment	Fair Value - December 31, 2016*	Fair Value - December 31, 2015*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Principal Money Market Separate Account (a)	$-	$183,722	Daily	None	None
Principal Bond and Mortgage Separate Account (b)	-	76,338	Daily	None	None
Principal Government & HQ Bond Separate Account (c)	265,760	236,347	Daily	None	None
Principal Lifetime 2010 Separate Account (d)	62,208	36,119	Daily	None	None
Principal Lifetime 2020 Separate Account (d)	1,706,882	1,890,504	Daily	None	None
Principal Lifetime 2030 Separate Account (d)	2,454,389	1,933,605	Daily	None	None
Principal Lifetime 2040 Separate Account (d)	766,086	508,032	Daily	None	None
Principal Lifetime 2050 Separate Account (d)	804,884	608,345	Daily	None	None
Principal Lifetime 2060 Separate Account (d)	99,587	58,863	Daily	None	None
Principal Lifetime Str Inc Separate Account (e)	1,094	227,533	Daily	None	None
Principal Large Capital Value I Separate Account (f)	-	855,175	Daily	None	None
Columbus Circle Inv - Large Capital Growth Separate Account (g)	422,515	-	Daily	None	None
Principal Large Capital S&P 500 Index Separate Account (h)	2,598,080	1,945,135	Daily	None	None
Goldman Sachs Mid Capital Value I Separate Account (i)	1,476,386	1,240,272	Daily	None	None
Principal Mid Capital S&P 400 Index Separate Account (j)	1,295,973	882,508	Daily	None	None
Principal Small Capital Blend Separate Account (k)	1,633,767	1,587,063	Daily	None	None
Principal Diversified International Separate Account (l)	1,137,063	1,006,575	Daily	None	None
Principal U.S. Property Separate Account (m)	368,847	299,662	(m)	(m)	(m)
Westwood/Barrow Hanley Large Capital Value III Separate Account (n)	47,218	41,807	Daily	None	None
Edge Asset Income Separate Account (o)	338,810	218,972	Daily	None	None
Edge Asset Capital Appreciation Fund (p)	711,792	633,037	Daily	None	None
Edge Asset Capital Equity Income Separate Account (q)	377,950	-	Daily	None	None
Principle Liquid Assets Separate Account (r)	290,764	-	Daily	None	None
Principal Core Plus Bond Separate Account (s)	78,887	-	Daily	None	None
	$16,938,942	$14,469,614

        *The fair values of the investments have been estimated using the net asset value of the investment.
(a)	The pooled separate account invests mainly in short-term securities such as commercial paper.
(b)
The investment seeks current income.  The fund normally invests at least 80% of net assets in intermediate maturity fixed-income or debt securities rated BBB or higher by Standard & Poor's Rating Service or Baa3 or higher by Moody's Investor Service, Inc.  It may invest up to 20% of assets in non-investment grade securities.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 9 – Net Asset Value (NAV) Per Share (Continued)

(c)
The investment seeks to provide a high level of current income consistent with safety and liquidity.  The fund invests primarily in securities issued by the U.S. government, its agencies or instrumentalities or securities that are rated AAA by S&P, AAA by Fitch, or Aaa by Moody's.

(d)
The investment seeks a total return consisting of long-term growth of capital and current income.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund.  It allocates the assets more conservatively over time.

(e)
The investment seeks current income and, as a secondary objective, capital appreciation.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors primarily seeking current income and secondarily capital appreciation.  Its asset allocation is designed for investors who are approximately 15 years beyond the normal retirement age of 65.

(f)
The investment seeks long-term growth of capital.  The fund normally invests the majority of assets in companies with large capitalizations at the time of purchase.  Investments are selected primarily on the basis of fundamental security analysis, focusing on the company's financial stability, sales, earnings, dividend trends, return on equity and industry trends.

(g)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with market capitalizations within the range of companies in the Russell 1000 Growth Index at the time of purchase.  It may also invest in initial public offerings and foreign securities.  It invests in growth equity securities; growth orientation emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average.

(h)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in common stocks of companies that compose the S&P 500 Index.  It uses an indexing strategy or a passive investment approach designed to track the performance of the S&P 500.

(i)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in equity securities of companies with medium market capitalizations (those with market capitalizations similar to companies in the Russell Midcap Value Index) at the time of purchase.  It invests in value equity securities; the value orientation selection emphasizes buying securities that appear to be undervalued.

(j)
The investment normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.  Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P MidCap 400 Index.  Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P MidCap 400 Index.

(k)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index) at the time of purchase.  It invests in equity securities with value and /or growth characteristics and constructs an investment portfolio that has a "blend" of equity securities with these characteristics.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 9 – Net Asset Value (NAV) Per Share (Continued)

(l)
The investment seeks long-term growth of capital.  The fund invests primarily in equity securities of companies domiciled in any of the nations of the world including those in countries with emerging markets.  It has no limitation on the percentage of assets that are invested in any one country or denominated in any one currency, but the fund typically invests in at least 30 countries.

(m)
 The pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties.  Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals were not subject to the withdrawal limitation.  Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved.

(n)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets, plus any borrowings for investment purposes, in companies with large market capitalizations at the time of each purchase.  The pooled separate account invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued.

(o)
The investment seeks to provide a high level of current income consistent with preservation of capital. The fund invests primarily in a diversified pool of fixed-income securities including corporate securities, U.S. government securities, and mortgage-backed securities, up to 35% of which may be in below investment grade bonds which are rated at the time of purchase Ba1 or lower by Moody's and BB+ or lower by S&P. It maintains an average portfolio duration that is within 25% of the duration of the Barclays U.S. Aggregate Bond Index.

(p)
The investment seeks to provide long-term growth of capital. The fund invests primarily in equity securities of companies with any market capitalization, but has a greater exposure to large market capitalization companies than small or medium market capitalization companies. It invests in equity securities with value and/or growth characteristics and constructs an investment portfolio that has a "blend" of equity securities with these characteristics. Investing in value equity securities is an investment strategy that emphasizes buying equity securities that appear to be undervalued.

(q)
The investment seeks a relatively high level of current income and long term growth of income and capital by investing primarily in the common stocks of U.S. large cap companies.  The benchmark is the Russell 1000 Value Index.  The strategy typically invests in 80-100 companies.

(r)
The investment seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity. It invests in a portfolio of high quality, short-term money market instruments. The investments are U.S. dollar denominated securities which the sub-advisor believes present minimal credit risks. The sub-advisor maintains a dollar weighted average portfolio maturity of 60 days or less.

(s)
The investment option invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and US government and agency-backed securities. Value is added primarily through sector allocation and security selection. The Separate Account may enter into reverse repurchase agreements to attempt to enhance portfolio return and income.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 10 – Reconciliation to the Form 5500

The following are reconciliations of net assets available for benefits as of December 31, 2016, and 2015, and changes in net assets available for benefits for the year ended December 31, 2016, per Form 5500 to the financial statements:

	December 31, 2016	December 31, 2015
Net assets available for benefits per Form 5500	$25,893,059	$22,095,321
Rounding and other	(1,669)	(1,638)

Net assets per financial statements	$25,891,390	$22,093,683

Year ended December 31, 2016
Net increase in net assets available for benefits per Form 5500	$3,797,738
Rounding and other	(31)

Net increase in net assets available for benefits per financial statements	$3,797,707

-

SUPPLEMENTARY INFORMATION

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
			EIN: 74-2001879
			Plan No. 001
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments at fair value:
*	Guaranteed Interest Contract	Maturity date: 12/31/2016		$180,528
*	Guaranteed Interest Contract	Maturity date: 12/31/2017		193,254
*	Guaranteed Interest Contract	Maturity date: 12/31/2018		317,290
*	Guaranteed Interest Contract	Maturity date: 12/31/2019		475,512
*	Guaranteed Interest Contract	Maturity date: 12/31/2020		406,535
*	Principal Liquid Assets Separate Account	5,777.77		290,764
*	Principal Core Plus Bond Separate Account	67.87		78,887
*	Principal Government & HQ Bond Separate Account	10,020.99		265,760
*	Principal Lifetime 2010 Separate Account	2895.41		62,208
*	Principal Lifetime 2020 Separate Account	72,364.63		1,706,882
*	Principal Lifetime 2030 Separate Account	102,255.69		2,454,389
*	Principal Lifetime 2040 Separate Account	31,179.17		766,086
*	Principal Lifetime 2050 Separate Account	33,583.71		804,884
*	Principal Lifetime 2060 Separate Account	7,533.01		99,587
*	Principal Lifetime Str Inc Separate Account	55.77		1,094
*	Columbus Circle Inv - Large Capital Growth Separate Account	9,972.28		422,515
*	Principal Large Capital S&P 500 Index Separate Account	25,187.37		2,598,080
*	Goldman Sach Mid Capital Value I Separate Account	21,999.07		1,476,386
*	Principal Mid Capital S&P 400 Index Separate Account	26,327.02		1,295,973
*	Principal Small Capital Blend Separate Account	10.379.95		1,633,767
*	Principal Diversified International Separate Account	16,213.16		1,137,063
*	Principal U.S. Property Separate Account	366.74		368,847
*	Westwood/Barrow Hanley Large Capital Value III Separate Account	2,011.50		47,218
	Edge Asset Income Separate Account	22,593.26		338,810
	Edge Asset Capital Appreciation Separate Account	26,467.82		711,792
	Edge Asset Capital Equity Income Separate Account	14,272.20		377,950
*	Trecora Resources (1)	399,337.26		5,530,821
	AM FDS Growth Fund OF AM R4 FUND	2.85		119
	Oppenheimer Rising Div A Fund	1.44		26
	PIMCO Small Cap STKPLUS Small A FD	45,120.20		420,520
	American Funds AMER MUT R4 FUND	471.61		17,317
	Invesco Asia Pacific Growth A Fund	6,442.86		190,902
	Lord Abbett SHT DRTN Inc. A Fund	24,130.74		104,004
	AB Discovery Growth A Fund	9,017.65		78,995
*	Participant loans	(Interest rates at 5.25%-5.75%)	$ 0	960,271
	Total investments			$25,815,036
*	Parties-in-interest
(1)	Included in Trecora Resources is $49 nonparticipant- directed unallocated forfeitures
	Column (d) cost is not required since all investments are directed by participants

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Texas Oil and Chemical Co. II, Inc. 401(K) Plan
Date: 06/28/17	/s/ Connie Cook
Connie Cook
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of BKM Sowan Horan, LLP